# Verrill Dana LLP
Attorneys at Law

FILE

MARGARET C. CALLAGHAN
mcallaghan@verrilldana.com
direct dial: 207-253-4418

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499

November 24, 2010

**VIA FACSIMILE (703-813-6936) AND FED EX**

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Biddeford and Saco Water Company
Offering Statement on Form 1-A
File No. 024-1021

Ladies and Gentlemen:

On behalf of Biddeford and Saco Water Company (the "Company"), and consistent with your telephone message yesterday, we respectfully request qualification of the Company's offering statement on Form 1-A, effective today.

Enclosed with this request, please find a letter from the Company, as requested, making a representation to you that the cover page of the offering circular will set forth a specific termination date for the offering.

Kindly confirm to me the effective date of qualification of the above-referenced offering statement. If you have any comments or questions about this request, please contact me at this office. Thank you for your attention to this matter.

Respectfully submitted,

Margaret C. Callaghan

Margaret C. Callaghan

MCC/mdw

Enclosure:
Representation letter from Biddeford and Saco Water Company

cc: Mr. C.S. Mansfield, Jr., Biddeford and Saco Water Company
Gregory S. Fryer, Esq.

3107443_1

# BIDDEFORD & SACO WATER CO.
Supplying
## BIDDEFORD, SACO, OLD ORCHARD BEACH
## AND PINE POINT

————————————

### 181 ELM STREET   P.O. BOX 304
### BIDDEFORD, MAINE   04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code 207
282-1543

November 24, 2010

**Via Facsimile (703-813-6936)**

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:    Biddeford and Saco Water Company
       Offering Statement on Form 1-A
       <u>File No. 024-1021</u>


Ladies and Gentlemen:

Reference is made to the amended offering statement on Form 1-A filed on November 17, 2010 by Biddeford and Saco Water Company (the "Company"). In connection with that amended offering statement, and the Company's request for qualification, the Company represents to you that the cover page of the offering circular for the subject offering will contain a statement to the effect that "This offering will terminate on May 15, 2011, unless earlier terminated by the Company."

If you have any comments or questions about this request, please contact our counsel Ms. Callaghan or Mr. Fryer at Verrill Dana, LLP. Thank you for your attention to this matter.

Respectfully submitted,



C.S. Mansfield, Jr., President

cc:    Margaret C. Callaghan, Esq.
       Gregory S. Fryer, Esq.

3107448-1

## BIDDEFORD & SACO WATER CO.
### Supplying
### BIDDEFORD, SACO, OLD ORCHARD BEACH
### AND PINE POINT

_____

### 181 ELM STREET   P.O. BOX 304
### BIDDEFORD, MAINE   04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code **207**
**282-1543**

November 24, 2010

**Via Facsimile (703-813-6936)**

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:    Biddeford and Saco Water Company
            Offering Statement on Form 1-A
            File No. 024-1021

Ladies and Gentlemen:

      Reference is made to the amended offering statement on Form 1-A filed on November 17, 2010 by Biddeford and Saco Water Company (the "Company"). Consistent with your telephone message to our counsel yesterday, we respectfully request qualification of the Company's offering statement on Form 1-A, effective today.

      In connection with the Company's request for qualification, the Company represents to you that the cover page of the offering circular for the subject offering will contain a statement to the effect that "This offering will terminate on May 15, 2011, unless earlier terminated by the Company." In addition, the Company acknowledges the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any comments or questions about this request, please contact our counsel Ms. Callaghan or Mr. Fryer at Verrill Dana, LLP. Thank you for your attention to this matter.

                          Respectfully submitted,



                          C.S. Mansfield, Jr., President

cc:      Margaret C. Callaghan, Esq.
           Gregory S. Fryer, Esq.

3107448-3